                                                                     EXHIBIT G.1


REVISED RESPONSES TO ITEMS 1 AND 2 TO FEBRUARY 13, 1997 DATA REQUEST
OF THE OFFICE OF PUBLIC UTILITY REGULATION, DIVISION OF INVESTMENT MANAGEMENT, SECURITIES AND EXCHANGE COMMISSION

1. PLEASE INCLUDE IN THE RECORD OPERATING REVENUES, OPERATING INCOME AND NET INCOME FOR THE MOST RECENT AVAILABLE 12-MONTH PERIOD, AND ASSETS AND NUMBER OF CUSTOMERS AS OF THE MOST RECENT AVAILABLE DATE, ATTRIBUTABLE TO THE UTILITY OPERATIONS OF HOUSTON INDUSTRIES INCORPORATED AND NORAM ENERGY CORP., AND RELATED RATIOS WITH RESPECT TO EACH ITEM.

------------------------------------------------------------------------------------------------------------------------------------
 FOR 12-MONTH PERIOD      HOUSTON            NORAM ENERGY       HI/HL&P         NORAM/ NORAM LOCAL   NORAM UTILITY
 AT 12/31/96              INDUSTRIES,        CORP.              PERCENTAGE      GAS PERCENTAGE       OPERATIONS
                          INCORPORATED                          OF TOTAL        OF TOTAL             PERCENTAGE OF HL&P
                                                                                                     UTILITY OPERATIONS
------------------------------------------------------------------------------------------------------------------------------------
 Gross Operating          HL&P               NorAm Local Gas    66%             34%                  53%
 Utility Revenues         $4,025,027,000     Distribution
                                             $2,114,000,000


 Consolidated             $990,466,000       $314,466,000       76%             24%                  N/A
 Operating Income


 Net Operating Utility    HL&P               NorAm              80%             20%                  24%
 Income                   $732,328,000       $178,000,000


 Consolidated Net         $404,944,000       $90,858,000        82%             18%                  N/A
 Income

 Total Consolidated       $12,287,857,000    $4,017,477,000     75%             25%                  N/A
 Assets

 Total Utility Assets     $10,596,232,000    $1,921,000,000     85%             15%                  18%


  Customers               HL&P               Local Gas          36%             64%                  N/A
                          1,540,578          Distribution
                                             2,787,890
                                             (Texas customers:
                                             Arkla 45,717
                                             Entex 1,166,119)





                                     G.1-1

2. PLEASE INCLUDE A BRIEF NARRATIVE EXPLANATION OF WHY NORAM HAS SIGNIFICANTLY MORE CUSTOMERS THAN HL&P.

        The number of customers served by a retail public utility depends on three factors: the nature of the utility service, the size of the geographic area in which the utility is authorized to provide service and the population density within that geographic area. Under traditional public utility regulation, the regulatory authority grants each retail public utility a "certificate of convenience and necessity" to provide utility service within a defined geographic boundary. While minor overlaps in such territories are frequent, the bulk of the retail customers in a given area will usually be served by a single public utility, and within that defined area the public utility generally has an obligation to provide utility service at nondiscriminatory rates to all who request such service. If the certificated area encompasses a large municipality, the potential customer base, of course, is larger than it would be in an area that is primarily rural in nature. Also, the nature of the utility service can influence the willingness of individual customers to obtain service from the utility. For example, the cost of natural gas line extensions and the availability of alternatives to natural gas tend to reduce the number of rural natural gas customers in some areas, though rural electric service can be more prevalent as a result of the efforts of the Rural Utilities Service and retail electric co-ops.

        The HL&P utility territory is concentrated in the city of Houston, Texas and 22 surrounding counties, a geographical area of about 5,000 square miles. As of December 31, 1996,(1) HL&P had approximately 1,528,000 customers:
1.35 million residential and 187,000 commercial and industrial customers. Within this area, the number of HL&P customers predominates over the number of NorAm customers. HL&P's residential customers purchased approximately 19 million mwhs of electricity or about 29% of total HL&P mwh sales for 1996. The commercial and industrial customer base purchased approximately 44 million mwhs in 1996 or about 68% of total HL&P mwh sales.

        This two-to-one ratio of all commercial and industrial sales over residential sales reflects the significant concentration of chemical, petrochemical, refinery, and other industrial demand for electricity in the concentrated Houston geographical area. Residential customer growth since 1988 has averaged 1.8% per year. Commercial and industrial customer growth since 1988 has averaged 1.3% per year.





____________________

        (1) Unless otherwise indicated, all of the figures cited herein are as of December 31, 1996.



                                    G.1-2

        NorAm's local distribution companies provide gas service to a geographic area, which encompasses not only the metropolitan area of Houston, but rural areas and smaller towns in other parts of Texas, Louisiana, Arkansas and Oklahoma; and NorAm provides gas service in the City of Minneapolis and other communities in Minnesota. Within this geographic area, NorAm serves a total of 2,788,000 customers. The NorAm utility divisional-system is significantly concentrated along the Texas Gulf Coast, beginning around Corpus Christi, Texas and extending into northern Louisiana, including Shreveport. This system also serves a territory which includes almost all of southern Arkansas through mid-state, and extending as far northeast as Jonesboro, Arkansas, to the southeastern corner of Missouri. The system serves Mississippi, from the Gulf Coast north through the center of the state; and it includes six gas distribution communities along the Oklahoma border with Texas. These are the areas served by the Entex and Arkla divisions. Finally, NorAm serves the metropolitan area of Minneapolis, Minnesota and other scattered communities in Minnesota (Minnegasco).

        Although this gas distribution region encompasses 1,368 communities in six states, the greatest number of customers (1.2 million) is situated in Texas. The breakdown of customers in other states is as follows: Minnesota 640,000, Arkansas 439,000, Louisiana 263,000, Mississippi 119,000 and Oklahoma 115,000.

        2.5 million of NorAm's customers are residential. 1.3 million of those residential customers are within the Entex division (Texas and Louisiana), 661,000 are within the Arkla division (Arkansas, Mississippi and Oklahoma) and 584,000 are within the Minnegasco division (Minnesota). The total numbers of NorAm commercial and industrial customers in all six states are 228,000 and 2,326, respectively. NorAm residential customers purchased 198.8 million mcf (46% of total sales) of gas in 1996 with commercial gas purchases at 131.8 million mcf (30% of total sales) and industrial gas purchases at 59.8 million mcf (14%).

        As with other retail utilities, for both HL&P and NorAm, the customer base is primarily residential; but for NorAm approximately 90% of its customers are residential. While NorAm has more customers than HL&P, in NorAm's case each of those residential customers provided on average only $481 in revenue during 1996. Each of HL&P's residential customers, however, was responsible for on average approximately $1,200 in revenues during 1996.

        The relative percentages of residential customer gas purchases to small commercial/industrial and large commercial/industrial purchases vary significantly from division to division, as these divisions move beyond the Texas Gulf Coast, as set forth below:





                                    G.1-3

                                          (in millions)
                       ENTEX          ARKLA         MINNEGASCO       TOTAL
                       -----          -----         ----------       -----
 Residential           73.4 mcf       50.4 mcf      75.0 mcf         198.8 mcf
                       (48%)          (57%)         (50%)            (51%)

 Small Commercial      48.7 mcf       26.1 mcf      23.2 mcf         98.0 mcf
 and Industrial        (32%)          (29%)         (16%)            (25%)

 Large Commercial      29.6 mcf       12.7 mcf      51.3 mcf         93.6 mcf
 and Industrial        (20%)          (14%)         (34%)            (24%)
                       ---            ----          ----             ------

 Total                 151.7 mcf      89.2 mcf      149.5 mcf        390.4 mcf
                       (100%)         (100%)        (100%)           (100%)

Note, however, that if only firm (as opposed to interruptible) contract amounts are considered for Entex and Minnegasco(2), there is a significant decrease in commercial and industrial volume:

                             (in millions)
                                                 ENTEX                MINNEGASCO
                                                 -----                ----------
 Residential                                 73.4 mcf (56%)         75.0 mcf (66%)

 Small Commercial and Industrial             36.9 mcf (28%)          7.1 mcf (6%)

 Large Commercial and Industrial             20.1 mcf (16%)         31.2 mcf (28%)
                                            --------------         --------------

 Total                                      130.4 mcf (100%)       113.3 mcf (100%)

Thus, when firm gas sales are considered for Entex and Minnegasco, an even lower percentage of commercial and industrial revenues are represented by these purchases.

        A comparison of 1996 HL&P electricity unit sales by customer class to NorAm 1996 gas unit sales by customer class reflects the following(3):

                                           HL&P (mwhs)           NORAM (mcfs)
                                           -----------           ------------
Residential                                   29%                     46%

Commercial and Industrial                     68%                     44%

Other                                          3%                     10%
                                             ---                     ---
                                             100%                    100%

---------------------
(2) Arkla did not have any interruptible contract amounts.

(3) A similar comparison using firm (as opposed to interruptible) contract amounts reflects the following: HL&P - 31% residential, 66% commercial and industrial and 3% other; NorAm - 53% residential, 36% commercial and industrial and 11% other.







                                    G.1-4

        As illustrated above, on the basis of units of energy sold, HL&P's sales weigh far more heavily in the category of commercial and industrial customers than of residential customers. NorAm, on the other hand, sells a slightly greater amount on an mcf basis to its residential customers than to its commercial and industrial customers. A comparison of the revenues generated for HL&P versus NorAm by commercial and industrial customers again indicates HL&P's predominance. Each of HL&P's commercial and industrial customers provided on average approximately $11,600 in revenues per customer in 1996 as compared to NorAm's commercial and industrial customers, each of which provided on average approximately $3,600 in revenues in 1996. The concentration of high electricity usage among industry along the Texas Gulf Coast region substantially accounts for the greater electric energy sales to commercial/industrial customers, and thus for the predominance of HL&P's utility operations.

        To provide electric service, HL&P, as with other electric utilities, has constructed large generating facilities at high capital cost, and creates the electricity which HL&P sells through the transformation into electric energy of the fuels which HL&P purchases from others (natural gas, coal, lignite and uranium). Today, relatively minor amounts of the electric energy sold are purchased from other producers. HL&P distributes electric energy to its customers through a network of power lines which HL&P has constructed and maintains. While the costs associated with that function are not insubstantial, they are relatively small when compared with the costs associated with generation of electric energy.

        In 1996, HL&P had $9 billion of net utility plant, which produced $1.6 billion of residential utility electric revenues in 1996 and $2.2 billion of commercial and industrial utility electric revenues, in addition to approximately $253 million of other utility revenues. In 1996, NorAm had $2.2 billion of natural gas distribution utility plant that produced $1.2 billion of residential utility gas revenues and approximately $826 million of commercial and industrial utility gas revenues.

        Natural gas utilities such as the NorAm distribution companies operate principally as distributors of natural gas purchased from others. The facilities used for that distribution constitute the gas utility's primary assets, which are relatively small in comparison with the total assets of an electric generating company such as HL&P. The fuel component of the distribution company's business is a pass-through of purchased gas costs.





                                    G.1-5

Therefore, the actual portion of NorAm's revenues that relate to the gas distribution company's "value-added" activities are relatively small. Indeed, approximately $1.3 billion --approximately 62%-- of NorAm's total 1996 revenues of $2.1 billion are attributable to gas pass-through costs. By contrast, HL&P's revenues attributable to pass through of fuel costs, also $1.3 billion, are only approximately 33% of total revenues.

        It is respectfully submitted that the number and characteristics of customers has been considered by the Commission as only one of several contextual factors, not as dispositive, in resolving questions of predominance. In this case, to the extent such customer profile and characteristics are considered, they reinforce the predominance of the electric utility operations of Houston Industries, following the merger, in the core service area shared by both utilities.





                                    G.1-6